Exhibit 99.1

Ituran Location and Ltd.
P.C. 52004381-1
(the “Company”)

Notice of Extraordinary General Meeting of the Shareholders of the Company
Under the Companies Regulations (Publication of Notice of General Meeting and Class Meeting in a Public Company), 2000

Notice is hereby given of an extraordinary general meeting of the shareholders of the Company, which will convene at the Company’s offices at 3 Hashikma Street, Azur (P.O.Box 11473 AZUR 58001), Israel, on April, 20, 2006 at 14:00 pm.

1.	On the Agenda is a resolution with respect to the following matter: Extension of term of office of Mr. Israel Baron & Mrs. Dr. Orna Ophir, as an independent director in the Company, for an additional term of three years (until June 3, 2009) under the same terms of the initial term of office.

2.	The Required Majority:

2.1.	The majority required at the meeting for the approval of the resolution described under Section 1 above is the majority of the shareholders present and voting at the meeting – provided that one of the following shall occur:

2.1.1.	Such majority at the meeting shall include at least a third of the votes of the shareholders, present at the meeting, who do not have a personal interest in approving the resolution; when counting the entire votes of such shareholders, those who abstain shall not be considered.

2.1.2.	The sum of the opposing votes out of the shareholders referred to in subsection 2.1.1 above does not constitute more than one percent of the entire voting rights in the Company.

3.	The record date for the purpose of determining the shareholders entitled to participate and vote at the general meeting is March 30, 2006.

4.	Pursuant to the Company’s Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one-third of the outstanding voting power of the Company is necessary to continue a quorum at the Meeting. If within one hour from the time appointed for the Meeting quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which the shareholders will be asked to vote is specified below immediately following each proposed resolution. Each Ordinary Share is entitled to one vote on each proposal or item that comes before the Meeting.

5.	Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

6.	The complete form of the proposed resolutions and any ancillary documents, may be viewed – at the offices of the Company at its above mentioned address, on Sunday – Thursday between the hours 9:00 am – 1:00 pm, upon prior coordination with Mr. Guy Aharonov. The telephone number at the offices of the Company is 972-3-5571314, the fax number is 972-3-5571393.

Sincerely yours,

Ituran Location and Control Ltd.

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

For use by shareholders of the Company at the Annual General Meeting of the Shareholders to be held on April 20, 2006 at 14:00 at the Company’s offices at 3 Hashikma Street, Azur (P.O.Box 11473 Azur 58001), Israel.

(Please use BLOCK CAPITALS)

I ________________________________________________________________

of __________________________________________________________________,

being a shareholder of Ituran Location and Control Ltd. (the “Company”), hereby appoint Mr. Guy Aharonov, the General Council of the Company, as my proxy to vote for me and on my behalf at the Extraordinary Meeting to be held on April 20, 2006 at the Company’s offices at said address (the “Meeting”) and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a ✓ in the appropriate space.

Resolutions	For	against	abstain
Extension of term of office of Mr. Israel Baron, as an independent director in the Company for an additional term of three years (until June 3, 2009) under the same terms of the initial term of office.
Extension of term of office of Mrs. Dr. Orna Ophir, as an independent director in the Company for an additional term of three years (until June 3, 2009) under the same terms of the initial term of office.

On the receipt of this form duly signed but without any specific direction on a particular matter, my/our proxy will vote or abstain at his/her discretion.

Dated ____________ Name _________________ Signature __________________

Notes:

To be valid, this form of Proxy must be lodged at the Company’s offices at 3 Hashikma Street, Azur, Israel, not later than 24 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. You may fax this proxy to the Company at +972-3-5571393 (Attn: Mr. Guy Aharonov).

1.	Any alterations to this form must be initialed.

2.	Completion and return of this Proxy Form will not prevent a member from attending and voting in person at the Meeting.

3.	The complete form of the proposed resolutions and any ancillary documents, may be viewed – at the offices of the Company at its above mentioned address, on Sunday –Thursday between the hours 9:00 am – 1:00 pm, upon prior coordination with Mr. Guy Aharonov. The telephone number at the offices of the Company is 972-3-5571314, the fax number is 972-3-5571393.